UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5
Av. Lázaro Cárdenas 2225
Col. Valle Oriente, San Pedro Garza García
Nuevo León, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

   Yes    No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports a 5.9% increase in April 2013 passenger traffic

Monterrey, Mexico, May 7, 2013—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 5.9% in April 2013, as compared to April 2012. Domestic traffic increased 7.7%, and international traffic decreased 3.6%. It should be noted that year over year comparisons are affected by the fact that the Holy Week vacation period took place in April 2012, while in 2013 it occurred in March.

Of total April traffic, 97.6% was commercial aviation and 2.4% was general aviation.

Total Passengers*
	Apr-12	Apr-13	Change %	Jan-Apr 2012	Jan-Apr 2013	Change %
Domestic	845,795	910,609	7.7	3,223,750	3,408,718	5.7
International	155,405	149,780	(3.6)	673,145	681,061	1.2
OMA Total	1,001,200	1,060,389	5.9	3,896,895	4,089,779	4.9

* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Domestic traffic increased in ten airports in April, with the most noteworthy increases in Monterrey (+12.7%), Reynosa (+20.4%), and Torreón (+16.2%). Monterrey traffic increased principally on the routes to Mexico City and Guadalajara. Reynosa and Torreón increased traffic on their Mexico City routes. The largest traffic reductions were in Zihuatanejo (-17.8%) and Ciudad Juárez (-3.4%). Both airports were affected by reductions on their Mexico City routes. VivaAerobus started operation of the Tampico-Toluca route during April.

International traffic increased most significantly in Zacatecas (+15.7%), with increases on the Chicago route. The largest decreases were in Zihuatanejo (-25.4%) and Monterrey (-1.5%), as a result of reductions on the routes to Los Angeles and Houston, respectively.

The number of flight operations (takeoffs and landings) in April decreased 0.7% as compared to the same month of last year. The number of domestic operations increased 0.3% and international operations decreased 7.0%.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

•	Website: http://www.oma.aero

•	Twitter: http://twitter.com/OMAeropuertos

•	Facebook: http://www.facebook.com/pages/OMA/137924482889484

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: May 8, 2013